GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com

BY EDGAR	6 May 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2013 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 2 April 2015 (the “2 April Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (“2014 Form 20-F”) (File No. 001-15170) that we filed with the Commission on 27 February 2015.

This letter includes our responses to the comments contained in the 2 April Comment Letter. For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Mr. Jim Rosenberg, page 2

Exhibit 15.2: GSK Annual Report 2014

Notes to financial statements

Note 14: Taxation, page 156

1.	Please tell us why the reconciling items for differences in overseas taxation rates and the benefit of intellectual property incentives changed so significantly as a percentage of profit before tax from 2013 to 2014. In your response, please:
•	identify the significant jurisdictions contributing to the increase in the tax rate associated with overseas taxes; and
•	describe patent box regimes, explain why they impact your effective tax rate so significantly in 2014, and quantify their impact on your effective tax rate by significant regime.

The benefit arising from profits earned in countries with tax rates lower than the UK statutory rate was significantly reduced in 2014 compared with 2013 due to the completion of internal reorganisations of intellectual property ownership, through which the Company moved intellectual property ownership into the UK from countries with tax rates lower than the UK statutory rate. The countries contributing most significantly to the increased tax rate were the USA, India, Japan and France.

Patent box regimes provide a reduced rate of corporate income tax on profits earned from qualifying patents. Since 2012 the Company has centralised Pharmaceutical intellectual property and product inventory ownership into the UK, following the introduction of a UK patent box regime. The UK patent box benefit is the most significant element of the total patent box benefit in 2013 and 2014, accounting for nearly 75% of the total benefit in 2014. The regime is being phased in over a number of years, starting from April 2013, and as a result 2013 does not include a full year of benefit.

Note 18: Goodwill, page 160

2.	In the first paragraph on page 161 you disclose that you use post-tax cash flows and post- tax discount rates when you utilize value in use in your goodwill impairment testing. Please explain to us how your use of post-tax inputs in your determination of value in use complies with paragraphs 50 and 55 of IAS 36 which requires estimates of future cash flows and the discount rate to be determined on a pre-tax basis. Please provide us proposed disclosure to be included in future periodic reports that asserts in your accounting policy note that the use of post-tax assumptions does not result in a value in use that is materially different had pre-tax assumptions been used. Also disclose the post-tax and pre-tax discount rates used.

At 31 December 2014, goodwill was allocated to the eight cash generating units listed on page 161 of the 2014 Annual Report. Of these, seven were valued applying a fair value less costs of disposal model and only the Japan Pharmaceuticals and Vaccines cash generating unit (CGU) was valued on a value in use basis. This CGU accounted for approximately 6% of the combined value of all of the CGUs.

Mr. Jim Rosenberg, page 3

The value in use valuation was initially carried out on a post-tax basis, applying standard discounted cash flow methodology. If a valuation on this basis were to show a potential impairment or limited headroom, the Company would re-perform the valuation on a pre-tax basis, in order to determine if an impairment did exist, and, if so, how much it was. Given that a large proportion of the value of the Company is represented by intellectual property that has little or no value recorded on the balance sheet, management believes that such potential impairment or limited headroom would be a rare occurrence. At 31 December 2014, the carrying value of the net assets, including goodwill, that was allocated to the Japan Pharmaceuticals and Vaccines CGU represented approximately 16% of the calculated post-tax value in use of the CGU, demonstrating significant headroom on this basis.

With effect from 1 January 2015, the Company has changed its segments for the purpose of segmental reporting and expects to perform its impairment testing for goodwill at the new segment level. The Company now expects that all CGUs will be valued for this purpose on a fair value less costs of disposal basis. However, if the Company does continue to utilise the value in use basis for the valuation of one or more CGUs for goodwill impairment testing, in future annual reports, the Company will expand the disclosure presented in the equivalent of the first paragraph on page 161 of the 2014 Annual Report as follows (new text underlined):

“Value in use is calculated as the net present value of the projected risk-adjusted post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. If the impairment test initially indicates that the value in use of a CGU is close to or below its carrying value, the test is re-performed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude. The discount rate used is based on the Group WACC of 7%, as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific country or currency risks.”

The post tax discount rates utilised in the valuations of the eight CGUs are set out in the table on page 161 of the 2014 Annual Report.

*      *     *

The 2 April Comment Letter sought a statement regarding the following matters from us. Accordingly, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim Rosenberg, page 4

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Simon Dingemans

Simon Dingemans
Chief Financial Officer

cc:        Mr. Frank Wyman, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Ranjan Sriskandan, PricewaterhouseCoopers LLP

Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP

Ms. Victoria Whyte, GlaxoSmithKline plc

Ms. Lisa DeMarco, GlaxoSmithKline plc

            Mr. Christopher Buckley, GlaxoSmithKline plc